Exhibit 99.3

SEABRIDGE GOLD INC.	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class

Holder Account Number

Form of Proxy - Annual General Meeting to be held on June 25, 2020

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

The person named above (the “holder” or “you”) has the right to appoint some other person or company of the holder’s choice, who need not be a shareholder, to attend and act on the holder’s behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse and follow the procedure noted there for registering your proxyholder).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof unless the holder votes “Against” in respect of “Other Matters”.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies will be accepted up to the time of the meeting but it would be appreciated if proxies were returned by 4:30p.m., EDT, on June 23, 2020.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.	•	You can attend the meeting virtually by visiting the URL provided on the back of this proxy.

	1-866-732-VOTE (8683) Toll Free	•	Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail by returning this Form of Proxy to Computershare’s address above, may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Seabridge Gold Inc. hereby appoint(s): Christopher Reynolds, or failing him, Rudi Fronk, or failing him, Bruce Scott	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Seabridge and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Seabridge Gold Inc. to be held virtually at https://www.issuerdirect.com/virtual-event/sea on June 25, 2020 at 4:30 p.m., EDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. A. Frederick Banfield	☐	☐	02. Rudi P. Fronk	☐	☐	03. Eliseo Gonzalez-Urien	☐	☐

04. Richard C. Kraus	☐	☐	05. Jay S. Layman	☐	☐	06. Melanie R. Miller	☐	☐

07. Clement A. Pelletier	☐	☐	08. John W. Sabine	☐	☐	09. Gary A. Sugar	☐	☐

							For	Withhold

2. Appointment of Auditors							☐	☐
Appointment of KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year.

							For	Against

3. Auditor’s Remuneration							☐	☐
To authorize the Directors to fix the remuneration to be paid to the auditors.

							For	Against

4. Extension of Directors’ Stock Options							☐	☐
To approve, by a majority of disinterested shareholders, the extension of the expiry date of 425,000 stock options held by directors of the Corporation by one year as more particularly set out in the Management Proxy Circular in respect of the Meeting.

							For	Against

5. Other Matters							☐	☐
To transact such other business as may properly come before the Meeting.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as disclosed by Management.		MM / DD / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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